EXHIBIT 4.6

Appendix A

Evogene Ltd. Officers Compensation Policy

COMPENSATION POLICY

EVOGENE LTD.

Compensation Policy for Executive Officers and Directors

(As Adopted on August 10, 2021)

A. Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Evogene Ltd. (“Evogene” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 (the “Companies Law”).

Compensation is a key component of Evogene’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Evogene’s value and otherwise assist Evogene to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Evogene’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, non-employee members of the Evogene’s Board (and such committees formed by the Board).

This Policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements that will be approved following the date on which this Policy is adopted and shall serve as Evogene’s Compensation Policy for three (3) years, commencing as of its adoption, unless amended earlier.

The Compensation Committee and the Board of Directors of Evogene (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

In determining the terms of the compensation pursuant to this Policy, the Compensation Committee will take into consideration information prepared and presented by the Company’s management, Company’s management’s recommendations, as well as information that may be provided by third party advisors who may be engaged by the Compensation Committee from time to time.

2.	Objectives

Evogene’s objectives and goals in setting this Policy are to attract, motivate and retain highly experienced leaders who will contribute to Evogene’s success and enhance shareholder value, while demonstrating professionalism in a highly achievement-oriented culture that is based on merit and rewards excellent performance in the long term, and embedding Evogene’s core values as part of a motivated behavior. To that end, this Policy is designed, among others:

2.1.	to closely align the interests of the Executive Officers with those of Evogene’s shareholders in order to enhance shareholder value;

2.2.	to align a significant portion of the Executive Officers’ compensation with Evogene’s short and long-term goals and performance;

2.3.
to provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.	to strengthen the retention and the motivation of Executive Officers in the long-term;

2.5.	to provide appropriate awards in order to incentivize superior individual excellency and corporate performance; and

2.6.	to maintain consistency in the way Executive Officers are compensated.

3.	Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.	base salary;

3.2.	benefits;

3.3.	cash bonuses;

3.4.	equity based compensation;

3.5.	change of control terms; and

3.6.	retirement and termination terms.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.
This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Evogene’s short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.
The total annual target bonus and equity-based compensation per vesting annum (based on the fair market value at the time of grant calculated on a linear basis) of each Executive Officer shall not exceed 90% of such Executive Officer’s total compensation package for such year.

5.	Intra-Company Compensation Ratio

5.1.
In the process of drafting and updating this Policy, Evogene’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers, including directors, and the average and median employer cost associated with the engagement of Evogene’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.
The possible ramifications of the Ratio on the daily working environment in Evogene were examined and will continue to be examined by Evogene from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce, will not have a negative impact on work relations in Evogene.

B. Base Salary and Benefits

6.	Base Salary

6.1.
A base salary provides stable compensation to Executive Officers and allows Evogene to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, company’s role, business responsibilities, the past performance of each Executive Officer and other relevant factors.

6.2.
Since a competitive base salary is essential to Evogene’s ability to attract and retain highly skilled professionals, Evogene will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in technology sectors which are similar in their characteristics to Evogene’s, as much as possible, while considering, among others, such companies’ size and characteristics including their revenues, profitability rate, growth rates, market capitalization, number of employees and operating arena (in Israel and globally), the list of which shall be reviewed and approved by the Compensation Committee from time to time. To that end, Evogene shall utilize as a reference, comparative market data and practices, which will include a compensation survey that analyses and compares the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages in positions with similar scope and responsibilities (to that of the relevant officer) in such companies. Such compensation survey may be conducted internally or through an external independent consultant.

6.3.
The Compensation Committee (and the Board, if required by law) may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for approving salary adjustment are similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. When approving salary adjustments for the Executive Officers, the Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment. Any limitation herein based on the annual base salary shall be calculated based on the monthly base salary applicable at the time of consideration of the respective grant or benefit.

7.	Benefits

7.1.	The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	paid time off / vacation days in accordance with market practice (as relevant in the domicile of the applicable Executive Officer);

7.1.2.	sick days in accordance with domicile market practice;

7.1.3.	convalescence pay according to applicable law;

7.1.4.	monthly remuneration for a study fund, per domicile market practice, and as allowed by applicable law and with reference to Evogene’s practice and the practice in peer group companies;

7.1.5.
Evogene shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Evogene’s policies and procedures and the practice in peer group companies (including contributions on bonus payments); and

7.1.6.
Evogene shall contribute on behalf of the Executive Officer towards work disability insurance, per domicile market practice, and as allowed by applicable law and with reference to Evogene’s policies and procedures and to the practice in peer group companies.

7.2.
Executive Officers will receive domicile-applicable benefits, based on, and subject to, the principles of this Policy, as customary and as applicable in the relevant jurisdiction in which they are employed, and will not be entitled to any duplicates or such benefits that are not applicable in such domicile or any compensation ‘in-lieu’ of benefits provided in other domiciles. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes and adjustments).

7.3.
In events of relocation or repatriation of an Executive Officer to another geography, such Executive Officer may receive customary benefits applicable in the relevant jurisdiction in which he or she is employed following the relocation, in lieu of the benefits otherwise applicable to the relocating Executive Officer in the origin country, but may be entitled to additional payments to reflect adjustments in cost of living. Such benefits may include reimbursement for out-of-pocket one-time payments and other ongoing expenses, such as housing allowance, car allowance, home leave visit, etc.

7.4.
Evogene may offer additional benefits to its Executive Officers, comparable to customary market practices, such as, but not limited to: cellular and land line phone benefits, company car and travel benefits, medical insurance, participation in daily alimentation expenses, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with Evogene’s policies and procedures, and shall be set on a domicile-basis.

C. Cash Bonuses

8.	Annual Cash Bonuses - The Objective

8.1.
Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with Evogene’s objectives and business goals. Therefore, annual cash bonuses will reflect a pay-for-performance element, with payout eligibility and levels determined based on actual financial and operational results, in addition to other factors the Compensation Committee may establish as a policy parameter.

8.2.
An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets as may be approved by the Compensation Committee (and, if required by law, by the Board) for each fiscal year, or in connection with such Executive Officer’s engagement, in case of newly hired Executive Officers, taking into account Evogene’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee (and, if required by law, the Board) may approve applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the principle formula for calculating any annual cash bonus payout, with respect to each fiscal year. In special circumstances (e.g., regulatory changes, significant changes in Evogene’s business environment, a significant organizational change, a significant merger and acquisition event, etc.), the Compensation Committee (and the Board, if required by law) may approve a modification of the objectives and/or their relative weights during the fiscal year, or of the payouts following the conclusion of the year.

8.3.
In the event the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may (but shall not be obligated to) pay such Executive Officer an annual cash bonus (which may or may not be pro-rated), taking into consideration any contractual commitments or obligations.

8.4.	The actual annual bonus paid to the Executive Officers shall be approved by the Compensation Committee (and the Board, if required by law).

9.	Annual Cash Bonuses - The Formula

9.1.
The performance objectives for the annual cash bonus of Evogene’s Executive Officers, other than the CEO, shall be determined by the Compensation Committee (and the Board, if required by law), and may be based on company, division and individual objectives. The performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based, among other things, on overall company performance measures, which are based on actual financial and operational results, such as (by way of example and not by way of limitation) sales, revenues, operating income, cash flow or Company’s annual operating plan and long-term plan and may further include, divisional or personal objectives which may include operational objectives, such as (by way of example and not by way of limitation) market share, initiation of new markets and operational efficiency, customer focused objectives, project milestone objectives and objectives related to human capital. The Company may also grant annual cash bonuses to Evogene’s Executive Officers on a discretionary basis.

9.2.
The annual cash bonus of Evogene’s CEO will be mainly based on performance measurable objectives. Such performance measurable objectives will be determined by the Compensation Committee (and the board, if required by law) and will be based on company and/or personal objectives. These performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based, among other things, on overall company performance measures, which are based on actual financial and operational results, such as (by way of example and not by way of limitation) revenues, sales, operating income, cash flow or Company’s annual operating plan and long-term plan.

9.3.
The less significant part of the annual cash bonus granted to Evogene’s CEO, and in any event not more than 25% of the annual cash bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

9.4.
The target annual cash bonus that an Executive Officer will be entitled to receive for any given fiscal year, will be up to 50% of such Executive Officer’s annual base salary. In case of over achievement of the objectives, the annual cash bonus may be increased, provided that the total annual cash bonus that an Executive Officer will be entitled to receive for any given fiscal year will not exceed 75% of such Executive Officer’s annual base salary, or 100% of his or her annual base salary with respect to the CEO.

10.	Other Bonuses

10.1.
Special Bonus. Evogene may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, entering a strategic collaboration, or achieving target budget or business plan under exceptional circumstances) or as a retention award, subject to any approval as may be required by the Companies Law (a “Special Bonus”). Any such Special Bonus will not exceed 100% of the Executive Officer’s annual base salary. Special Bonus can be paid, in whole or in part, in equity in lieu of cash. Executive Officers may be entitled to receive a Special Bonus even where the achievement is completed within three (3) months after the date on which such Executive Officer’s service with the Company terminated, provided that the circumstances for such termination are not such that qualify for withdrawal of severance pay in accordance with the Severance Pay Law, 1963.

10.2.
Signing Bonus. Evogene may grant a newly recruited Executive Officer a signing bonus, subject to any approval as may be required by the Companies Law (a “Signing Bonus”). Any such Signing Bonus will not exceed 50% of the Executive Officer’s annual base salary.

10.3.
Relocation/ Repatriation Bonus. Evogene may grant its Executive Officers a special bonus in the event of relocation or repatriation of an Executive Officer to another geography (the “Relocation Bonus”). Any such Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 100% of the Executive Officer’s annual base salary.

11.	Compensation Recovery (“Clawback”)

11.1.
In the event of an accounting restatement, Evogene shall be entitled to recover from its Executive Officers bonus compensation or performance-based equity compensation in the amount in which such compensation exceeded what would have been paid based on the financial statements, as restated, provided that a claim is made by Evogene prior to the second anniversary following the filing of such restated financial statements.

11.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:

11.2.1.	The financial restatement is required due to changes in the applicable financial reporting standards; or

11.2.2.	The Compensation Committee has determined that Clawback proceedings in the specific case would be impossible, impractical, or not commercially or legally efficient.

11.3.
Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws or a separate contractual obligation.

D. Equity Based Compensation

12.	The Objective

12.1.
The equity-based compensation for Evogene’s Executive Officers will be designed in a manner consistent with the underlying objectives of the Company in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of Evogene and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.
The equity-based compensation offered by Evogene is intended to be in a form of share options and/or other equity-based awards, such as RSUs or performance stock units, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.
All equity-based incentives granted to Executive Officers (other than bonuses paid in equity in lieu of cash) shall normally be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement or in a specific compensation plan approved by the Compensation Committee and the Board, grants to Executive Officers other than non-employee directors shall vest based on time, gradually over a period of at least 2 years, or based on performance. The exercise price of options shall be determined in accordance with Evogene’s policies as may be adopted from time to time, the main terms of which shall be disclosed as required by law or other applicable accounting requirements.

12.4.
All other terms of the equity awards shall be in accordance with Evogene’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law.

13.	General Guidelines for the Grant of Awards

13.1.
The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

13.2.
Notwithstanding the aforementioned in Section 13.1, the total fair market value of an annual equity-based compensation at the time of grant (not including bonuses paid in equity in lieu of cash) shall not exceed with respect to each Executive Officer 500% of his or her annual base salary.

13.3.
The fair market value of the equity-based compensation for the Executive Officers will be determined based on the market price of Evogene’s ordinary shares on or around the time of the grant or according to other acceptable valuation practices at the time of grant, in each case, as determined by the Compensation Committee and the Board.

E. Retirement and Termination of Service Arrangements

14.	Advanced Notice Period

Evogene may provide any Executive Officer, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, a prior notice of termination of up to six (6) months, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation. Such advance notice may or may not be provided in addition to severance, provided, however, that the Compensation Committee shall take into consideration the Executive Officer’s entitlement to advance notice in establishing any entitlement to severance and vice versa.

15.	Adjustment Period

Evogene may provide an additional adjustment period of up to six (6) months to any Executive Officer according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.

16.	Non-Compete Grant

Upon termination of employment and subject to applicable law, Evogene may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Evogene for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by four (4).  The Board shall consider the existing entitlements of the Executive Officer in connection with the consideration of any non-compete grant.

17.	Limitation on Retirement and Termination of Service Arrangements

The total non-statutory payments under Sections 14-16 above for a given Executive Officer shall not exceed the Executive Officer’s monthly base salary multiplied by ten (10). The limitation under this Section 18 does not apply to benefits and payments provided under other chapters of this Policy.

18.	Additional Retirement and Termination Benefits

Evogene may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices, including acceleration of unvested equity awards and extension of the exercise period of equity awards.

F. Exculpation, Indemnification and Insurance

19.	Exculpation

Evogene may exempt its directors and Executive Officers in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care vis-a-vis Evogene, to the fullest extent permitted by applicable law.

20.	Insurance and Indemnification

20.1.
Evogene may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and Evogene, all subject to applicable law and the Company’s articles of association.

20.2.
Evogene will provide directors’ and officers’ liability insurance (including for liability pursuant to a future public offering of securities) and/or may enter into a “run off” insurance policy of up to seven (7) years, with the same or any other insurer (collectively, an “Insurance Policy”) for its directors and Executive Officers as follows:

20.2.1.
The limit of liability of the insurer shall not exceed the greater of $100 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee (the “Insurance Limit”); and

20.2.2.
The Insurance Policy, as well as the Insurance Limit and the premium for each extension or renewal (of any and all of the insurance policies described in this Section 20.2) shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Evogene’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

G. Arrangements upon Change of Control

21.
The following benefits may be granted to any Executive Officers (in addition to, or in lieu of, the benefits applicable in the case of any retirement or termination of service) upon or in connection with a “Change of Control” (as such term is defined below) or, where applicable, in the event of a Change of Control following which the employment of the Executive Officer is terminated or adversely adjusted in a material way:

21.1.	Vesting acceleration of outstanding equity-based awards, comparable to customary market practices;

21.2.	Extended exercise period of equity-based compensation following the date of employment termination, comparable to customary market practices; and

21.3.
Continued base salary and benefits following the date of employment termination for a period comparable to customary market practices (the “Additional Adjustment Period”). For avoidance of doubt, such Additional Adjustment Period may be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Policy, but subject to the limitation set forth in Section 17 of this Policy.

21.4.	A cash bonus in an amount comparable to customary market practices.

Unless otherwise defined in the respective incentive plan or employment agreement, a “Change of Control” shall mean (i) a sale of all or substantially all of the assets of the Company; (ii) a sale (including an exchange) of all or substantially all of the shares of the Company; (iii) a merger, consolidation or like transaction of the Company with another corporation in which the holders of the Company's outstanding share capital immediately before consummation of such merger, consolidation or like transaction hold, immediately after consummation of such merger, consolidation or like transaction, either (x) less than a majority of the voting power of the surviving entity or (y) less than a majority of the voting power of an entity that wholly owns, directly or indirectly, the surviving entity;  or (iv) such other transaction that is either defined as such in the respective incentive plan or employment agreement or determined as such by the Board.

H. Board of Directors Compensation

22.
All Evogene’s non-employee Board members may be entitled to an annual cash fee retainer of up to $70,000 (and up to $140,000 for the chairperson of Evogene’s Board), and in addition an annual committee membership fee retainer of up to $20,000, or an annual committee chairperson cash fee retainer of up to $30,000 (it is being clarified that the payment for the chairpersons would be in lieu of (and not in addition) to the payments referenced above for committee membership).

23.
The compensation of the Company’s external directors, if elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

24.
Each non-employee member of Evogene’s Board may be granted equity-based compensation. The total fair market value of a “welcome” or an annual equity-based compensation at the time of grant shall not exceed $350,000. Such equity-based awards shall vest in accordance with a vesting schedule that may vary from a period of 6 months to 4 years.

25.
All other terms of the equity awards shall be in accordance with Evogene’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law.

26.	In addition, members of Evogene’s Board may be entitled to reimbursement of expenses in connection with the performance of their duties.

27.	It is hereby clarified that the compensation (and limitations) stated under Section H will not apply to directors who serve as Executive Officers.

I. Miscellaneous

28.
Nothing in this Policy shall be deemed to grant to any of Evogene’s Executive Officers, employees, directors, or any third party any right or privilege in connection with their employment by or service to the Company, nor deemed to require Evogene to provide any compensation or benefits to any person. Such rights and privileges shall be governed by applicable personal employment agreements or other separate compensation arrangements entered into between Evogene and the recipient of such compensation or benefits. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or any part of it.

29.
An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding an amount equal to three (3) monthly base salaries of such employee.

30.
In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Policy, Evogene may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

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This Policy is designed solely for the benefit of Evogene and none of the provisions thereof are intended to provide any rights or remedies to any person other than Evogene.